PETRICHOR CORP.

18801 Collins Ave., Ste. 102-252

Sunny Isles Beach, FL 33160

Tel. (702) 605-0610

Email: petrichorcorp@gmail.com

January 9, 2015

Mr. Dean Brazier,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Petrichor Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 19, 2014

File No. 333-198969

Dear Mr. Dean Brazier:

Please see our responses to your comments dated January 8, 2015 below:

General

1. We note your response to comment 2 of our letter dated December 5, 2014. Please explain to us how you generated your historical revenues with a view to understanding how you intend to generate future revenues. In this respect, we note that your business plan focuses on online translation services but your website is not yet operational.

Additionally, please provide additional information to help us understand how you have

“actively pursued [your] business plan.”

Response: We intend to commence operations in the business of web-based human translation. We will receive orders through our website which we plan to develop. Because Liudmila Shokhina, our sole officer and director has been working as a translator and interpreter for 20 years, she has a client base. Our business plan focuses on online translation services. However, meanwhile we are developing our business we received orders from our President’s old clients and generated revenue.

We have actively pursued our business plan:

-

Our management has devoted a significant amount of time to the development of the business plan;

-

We have researched the potential market;

-

We have raised initial capital;

-

We have registered a web domain;

-

We have started to search for potential freelancer translators;

-

Our President started to introduce our services to her old clients.

However, we need funds from our offering to develop our website and start full operations.

Please direct any further comments or questions you may have to the company at petrichorcorp@gmail.com.

Thank you.

Sincerely,

/S/ Liudmila Shokhina

Liudmila Shokhina, President